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                                                                    Exhibit 12

                  GENERAL AMERICAN TRANSPORTATION CORPORATION

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)
                        (In Millions, Except for Ratios)



                                                              Three Months Ended                  Nine Months Ended
                                                                  September 30                       September 30
                                                         ----------------------------      --------------------------------
                                                             1998            1997               1998               1997
                                                         ------------    ------------      -------------      -------------
Earnings available for fixed charges:
    Net income.........................................     $25.6           $21.1            $  73.7            $  58.7

    Add (deduct):
        Income taxes...................................      14.9            10.8               39.8               30.8
        Equity in net earnings of affiliated
            companies, net of distributions received...      (2.8)           (3.3)              (9.4)              (7.4)
        Interest on indebtedness and amortization of
            debt discount and expense..................      29.4            30.2               86.6               89.7
        Amortization of capitalized interest...........       0.3             0.3                0.9                0.9
        Portion of rents representative of interest
            factor (deemed to be one-third)............       7.8             6.8               23.3               20.4
                                                          -----------    ------------      -------------       -------------

    Total earnings available for fixed charges.........     $75.2           $65.9             $214.9             $193.1
                                                          ===========    ============      =============       =============

Fixed Charges:
    Interest on indebtedness and amortization
        Of debt discount and expense....................    $29.4           $30.2             $ 86.6            $  89.7
    Capitalized interest................................      0.3             0.3                0.8                0.7
    Portion of rents representative of interest
        factor (deemed to be one-third).................      7.8             6.8               23.3               20.4
                                                          -----------     -----------      -------------       -------------

    Total fixed charges.................................    $37.5           $37.3             $110.7             $110.8
                                                          ===========     ===========      =============       =============

Ratio of earnings to fixed charges (a)..................    2.01x           1.77x              1.94x              1.74x


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(a) The  ratios of  earnings  to fixed  charges  represents  the number of times
 "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies, net of distributions received.

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